

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mr. D. Kirk McAllaster, Jr.
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016

> **Re: Cole Credit Property Trust II, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 00-51963**

Dear Mr. McAllaster, Jr.:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 36

1.   We note you adopted several revisions to your share redemption program. Confirm that in future filings you will expand your Management's Discussion and Analysis to disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or myself at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief